HOGAN & HARTSON

SOLICITORS AND REGISTERED FOREIGN LAWYERS

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LONDON EC2R 7HJ ENGLAND

TEL +(44) 20 7367 0200

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WWW.HHLAW.COM

February 2, 2005

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Harmony Gold Mining Company Limited
Form F-4 Filed on December 3, 2004
Form F-4/A Filed on January 10, 2005
File No. 333-120975
Form 425 Filed on January 25, 2005
Form 425 Filed on January 27, 2005

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited (“Harmony” or the “Company”), and in response to the Staff’s comment letter dated January 28, 2005, we have set forth below in detail responses to the Staff’s comments to the above-mentioned Form 425 filings, which have been provided in each case following the text of the comment in the Staff letter:

Form 425-“Correction: Waiver of the Minimum Acceptance Condition”

1.	See the third paragraph of this press release. You state that “[i]f the acceptance condition is satisfied or waived and all other conditions of the offer have been satisfied, fulfilled or, to the extent permitted, waived…the offer may be declared wholly unconditional at that time and withdrawal rights will terminate.” This sentence is unclear because, as you announced on January 21, 2005, you have extended the closing date of the offer into March pending receipt of

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Hogan & Hartson is a multi-national partnership of solicitors and registered foreign lawyers regulated by the Law Society.

Solicitors: John M. Basnage (also qualified in New York, USA); Christopher Berry; Colin W. Craik (also qualified in New York, USA and the Czech Republic); Jennifer G. Donohue; Austen E. Hall;

Sean P. Harrison; Jonathan Ivinson; Hywel Jones; Daniel H. Maccoby (also qualified in the District of Columbia, USA); Garry J. Pegg; Richard M. Temple and Nicola Walker.

Registered Foreign Lawyers: Raymond J. Batla, Jr. (District of Columbia, USA); Prentiss E. Feagles (District of Columbia, USA); George A. Hagerty (Colorado, District of Columbia and New York, USA);

Jeffrey M. Hurlburt (District of Columbia, Iowa, New York, USA); Elizabeth L. Katkin (District of Columbia and California, USA); Peter E. Kohl (Minnesota, USA);

Susan S. Namkung (District of Columbia, Massachusetts and Virginia, USA) and Winston Maxwell (Paris, France and New York, USA)

approval by the Competition Authorities which would lead readers to believe that this condition will not be satisfied by January 31, 2005. Further, the remaining conditions to the offer are not waivable so it is not clear why you indicate that this is an option. These statements might lead shareholders to believe that their withdrawal rights could terminate on January 31, 2005 when, in fact, you do not expect to satisfy or fulfil the Competition Authority condition until well after that date. Please advise shareholders of the status of the remaining conditions to the offer and, because these conditions remain unfulfilled and cannot be waived, indicate that withdrawal rights are still available.

RESPONSE: We note the Staff’s comment and have revised the registration statement to reflect the current status of the remaining conditions of the offer and to clarify that although Harmony has elected to waive the minimum acceptance condition to the current offer to Gold Fields shareholders, the conditions that remain are the obtaining of the requisite regulatory approvals. See pages 74 and 80 of the Form F-4.

2.	We note that the disclosure under “F-4 declared effective” in your registration statement on Form F-4, you undertook to place an advertisement in a newspaper of national circulation in the United States to announce to shareholders that you intend to waive the minimum tender condition. In conversations with counsel, we understand that you made the determination not to place this ad. Please advise us of your reasons for not placing the advertisement. Please also ensure that you update the disclosure in your registration statement on Form F-4 to state that, although you previously indicated otherwise, you did not place this ad and explain why.

RESPONSE: Harmony made the announcement regarding the possibility of waiver of the minimum acceptance condition in order to inform the public that due to South African regulations, it may elect to waive the minimum acceptance condition on January 31, 2005. Although Harmony had previously disclosed in its registration statement that it reserved the right to waive the minimum acceptance condition, no specific date was expected for this decision. Harmony stated in its registration statement on Form F-4 that it would publish an advertisement upon waiver of the minimum acceptance condition; however, Harmony determined that the advertisement was not necessary given the fact that it had provided adequate disclosure about the possibility of the waiver of the condition by releasing a press announcement to the public as well as making a filing on the SEC’s website via an amendment to the registration statement on Form F-4. In addition, Harmony considered that the offer is to remain open at least until March 18, 2005, during which time Gold Fields security holders who have tendered will have withdrawal rights. Finally, Harmony did not believe that the prohibitive expense of the advertisement was justified given the disclosures already made. Harmony did not expect at the time of its filings of the F-4 that the South African regulators would require the waiver or satisfaction of the condition at any time prior to the date on which the competition commission approval condition was satisfied, which is expected around late March. We note the staff’s comment and have revised the F-4 accordingly. See page 73 of the Form F-4.

3.	Please ensure that the disclosure in your registration statement on Form F-4 explains the requirements as to waiver and satisfaction of conditions pursuant to South African law. For example, we understand that you are not permitted to extend the offer if it has not been declared wholly unconditional as to acceptances within 60 days from the date of commencement, which is what triggered the waiver of the minimum tender condition by January 31st. However, it does not appear that this requirement was disclosed in the registration statement. Please revise.

RESPONSE: We have revised the registration statement on Form F-4 to clarify the current situation regarding the South African requirements as to waiver and satisfaction of conditions of the current offer. See page 73 of the Form F-4.

HOGAN & HARTSON

February 2, 2005

Harmony did not expect at the time of its filings of the Form F-4 that the South African regulators would require the waiver or satisfaction of the condition at any time prior to the date on which the competition commission approval condition was to be satisfied, which is expected around late March. Harmony had also been advised that the South African regulators could waive the aforementioned 60-day extension restriction. In fact, however, Harmony was not able to obtain consent to an extension of the 60-day time period from the South African regulators. Accordingly, in order for its offer not to lapse, Harmony made this development public via a press release and additionally revised its registration statement on Form F-4 to reflect the prescribed time restriction as to waiver of the minimum acceptance condition.

Form 425–“Harmony Waives its minimum acceptance condition”

4.	Please advise us as to why you chose to waive the minimum acceptance condition in advance of the 5-day time period you undertook to allow pursuant to the disclosure provided in your registration statement. Note that the Commission has stated that the “waiver of a minimum share condition is a material change in the terms of an offer” and “material changes [are required to] be disseminated…with sufficient time for security holders to absorb such new information.” See Exchange Act Release No. 24296. Pursuant to Rule 144(d)(2)(i), and as the disclosure in your registration statement on Form F-4 indicates, you agreed to provide at least 5 business days prior to any waiver of this condition. Please advise.

RESPONSE: We note the Staff’s comment, however, Harmony made a determination to waive the minimum acceptance condition prior to the expiry of the 5-day time period stated in the registration statement in an effort to clarify what it perceived to be confusion in the market. Immediately following the announcement on January 25th, Harmony received many queries from investors and journalists regarding its position as to whether it would, or indeed had already, waived the minimum acceptance condition. Harmony believed that since the current offer would remain open for several more weeks, during which time Gold Fields security holders who have tendered will have withdrawal rights, there would be no material adverse effect on such withdrawal rights so long as it communicated to Gold Fields security holders that they would continue to have withdrawal rights to the extent a condition was waived. Harmony did include such information about withdrawal rights in its communications both on January 25th and on January 27th.

5.	See the second paragraph. You indicate that the offer includes a control premium. As previously requested, please ensure that your references to a control premium, if you are referring to the October 14, 2004 date (the last trading day before rumors and press articles significantly affected the share prices and trading volumes) are balanced by disclosure reflecting the premium percentage as of a more recent date, which we generally understand to represent a discount to the closing price.

RESPONSE: We note the Staff’s comment and the Company undertakes to ensure that it refers to a relevant recent date on which any premium figures are calculated in all future press releases and communications to shareholders if it elects to include the October 14, 2004 date calculation of a control premium.

6.	See the fourth paragraph. You state that the waiver of the minimum acceptance condition does not impact Norilsk’s irrevocable undertaking. You do not make clear, however, that Norilsk’s obligation to tender is subject to satisfaction of all of the regulatory conditions to the offer which, as discussed above, have not yet been satisfied. To the extent you continue to include the shares

HOGAN & HARTSON

February 2, 2005

held by Norilsk as part of the total Gold Field shares held by Harmony, please ensure that you specifically state that the irrevocable undertaking is subject to certain terms, including the satisfaction of all of the regulatory conditions to the offer.

RESPONSE: We note the Staff’s comment and undertake to clarify in statements regarding the Norilsk irrevocable undertaking that such undertaking is subject to certain terms, including satisfaction of regulatory conditions. In addition, Harmony agreed in a letter to Norilsk on January 28, 2005 that it would not oblige Norilsk to accept the current offer until it confirms that it has received, in aggregate, sufficient acceptances of the offer as will, together with the Gold Fields shares acquired under the previous offer and including the Norilsk 20.03% shareholding, equate to Harmony holding in excess of 50% of the issued share capital of Gold Fields. Harmony has made the appropriate disclosure of this letter available to the public via an amendment to its Schedule 13D filed on February 1, 2005.

Finally, in response to market enquiries, on February 1, 2005 Harmony communicated, by way of press release filed on Form 6-K and pursuant to Rule 425, a clarification as to the effect of its waiver of the minimum acceptance condition to the Norilsk irrevocable undertaking.

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Please do not hesitate to call either John M. Basnage (011-44-20-7367-0255) or Elizabeth L. Katkin (011-44-20-7367-0229) should you have any questions or require any additional information.

Very truly yours,

/s/ John M. Basnage

/s/ Elizabeth L. Katkin

John M. Basnage

Elizabeth L. Katkin

HOGAN & HARTSON

February 2, 2005